UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 9 to
SCHEDULE 13D
Under the Securities Exchange Act of 1934

TELE2 AB
(Name of Issuer)

CLASS B ORDINARY SHARES, NOMINAL VALUE SEK5 EACH
(Title of Class of Securities)

64108R10 (American Depositary Shares)
(Cusip Number)

Marc Beuls
Millicom International Cellular S.A.
75 Route de Longwy
L-8080 Bertrange
Grand-Duchy of Luxembourg
Tel.: 011 352 27 759 101
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

July 18, 2003
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following: ☐

SCHEDULE 13D

CUSIP No. 64108R10 (American Depositary Shares)	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Millicom International Cellular S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Grand-Duchy of Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

8,968,414 Class B Shares
(Subject to the Securities Lending Agreement and the Deutsche Bank Share Pledge Agreement described in Item 6 (Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Tele2))
8 SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER

8,968,414 Class B Shares
(Subject to the Securities Lending Agreement and the Deutsche Bank Share Pledge Agreement described in Item 6 (Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Tele2))
10 SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,968,414 Class B Shares
(Subject to the Securities Lending Agreement and the Deutsche Bank Share Pledge Agreement described in Item 6 (Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Tele2))
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.14% Class B Shares
14	TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS

     Millicom International Cellular S.A. (“Millicom”), hereby amends and supplements its Report on Schedule 13D, originally filed on November 27, 2000, as amended by Amendment No. 1 on November 14, 2001, Amendment No. 2 on December 3, 2001, Amendment No. 3 on April 4, 2002, Amendment No. 4 on August 8, 2002, Amendment No. 5 on September 26, 2002, Amendment No. 6 on October 3, 2002, Amendment No. 7 on October 29, 2002 and Amendment No. 8 on December 11, 2002 (the “Schedule 13D”), with respect to the Class B ordinary shares (the “Class B Shares”), nominal value of SEK5 per share, of Tele2 AB, formerly known as NetCom AB (“Tele 2”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

     This Amendment No. 9 to the Schedule 13D is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by Millicom. It refers only to information that has materially changed since the filing of the Schedule 13D.

     Item 2. Identity and Background.

     The second, third and fourth paragraphs of Item 2 of the Schedule 13D are amended and restated, respectively, as follows:

     Millicom is a leading international operator of cellular telephony services. Millicom’s portfolio of assets currently comprises 16 cellular operations in 15 countries in Asia, Latin America and Africa, covering a population under license of approximately 382 million people. In addition, Millicom provides high-speed wireless data services in five countries.

     Millicom holds the Class B Shares through its wholly-owned subsidiary, Millicom Telecommunications S.A. (“Millicom Telecommunications”), whose principal business office is located at 75 Route de Longwy, L-8080 Bertrange, Grand-Duchy of Luxembourg. Millicom Telecommunications is a holding company. The names, addresses, occupations and citizenships of the executive officers and directors of Millicom Telecommunications are set forth in Schedule A.

     Millicom’s largest shareholder is Industriförvaltnings AB Kinnevik (“Kinnevik”), a Swedish limited liability company whose principal business office is located at Skeppsbron 18, Box 2094, S-103 13 Stockholm, Sweden. Kinnevik owns, directly or indirectly, 35.2% of Millicom and, as a result, could be deemed under the U.S. federal securities laws to be a controlling shareholder. Kinnevik is a diversified holding company engaged, through its subsidiaries and equity investments, in the following businesses: agriculture, forestry and timber, paperboard and paper, packaging, customer relation services and other businesses. Kinnevik also owns, directly and indirectly, 29.4% of the Class A Shares and 19.3% of the Class B Shares. Invik AB & Co. (“Invik”), a Swedish limited liability company whose principal business office is located at Skeppsbron 18, Box 2095, S-103 13 Stockholm, Sweden, owns, directly and indirectly, 45.8% of the Class A shares and 4.6% of the Class B shares of Kinnevik (representing, in the aggregate, 35.0% of the voting power and 13.6% of the capital of Kinnevik) and, as a result, could be deemed under the U.S. federal securities laws to be a controlling shareholder of Kinnevik. Invik is a holding company that primarily manages a long-term securities portfolio. Invik also owns, directly and indirectly, 45.6% of the Class A Shares and 1.8% of the Class B Shares. The names, addresses, occupations and citizenships of the executive officers and directors of Kinnevik and Invik are set forth in Schedule A.

     On August 19, 2002, Jan Stenbeck, the former chairman of the boards of directors of Millicom, Kinnevik, Invik and Tele2, passed away. Mr. Stenbeck had substantial direct and indirect shareholdings in Millicom, Kinnevik, Invik and Tele2 greater than those of any other shareholder and could, therefore, have been deemed under the U.S. federal securities laws to control such companies. Mr. Stenbeck’s direct and indirect shareholdings in each of these companies are now held by his estate, which is currently in probate (or the equivalent proceedings under applicable local law) in both Luxembourg and Sweden.

     Item 5. Interest in Securities of Tele2.

     The first, second, third and fourth paragraphs of Item 5(a) of the Schedule 13D are amended and restated, respectively, as follows:

     For the purpose of Rule 13d-3 promulgated under the Exchange Act, Millicom may be deemed to be the beneficial owner of 8,968,414 Class B Shares (all of which are subject to the Securities Lending Agreement and the Deutsche Bank Share Pledge Agreement described in Item 6 below), representing approximately 7.14% of the Class B Shares, or 6.09% of all outstanding Shares.

     On August 19, 2002, Jan Stenbeck passed away. Mr. Stenbeck was the chairman of the boards of directors of Millicom, Kinnevik, Invik and Tele2 and had substantial direct and indirect shareholdings in each of these companies greater than those of any other shareholder and could, therefore, have been deemed under the U.S. federal securities laws to control such companies. As a result, Mr. Stenbeck could have been deemed to be the beneficial owner of the Shares owned by Invik, Kinnevik and Millicom, although Mr. Stenbeck, in accordance with Rule 13d-4 under the Exchange Act, disclaimed such beneficial ownership in his Report on Schedule 13D filed with the Securities and Exchange Commission on February 13, 2002. The estate of Mr. Stenbeck is currently in probate (or the equivalent proceedings under applicable local law) in both Luxembourg and Sweden. A Luxembourg notary is administering the estate (at the direction of the heirs) in Luxembourg. A Swedish executor has also been appointed. The Luxembourg notary is currently in control of the estate’s shareholdings in Millicom, Kinnevik, Invik and Tele2. The distribution of Mr. Stenbeck’s estate is expected to take more than a year to resolve. As of July 30, 2003, the estate of Mr. Stenbeck owned 811,332 Class A Shares, representing 3.7% of the Class A Shares.

     Certain directors and executive officers of Millicom beneficially own Class B Shares. E. Håkan Ledin, the Chairman of Millicom, beneficially owns 30,000 Class B Shares, representing 0.0003% of the Class B Shares. Marc Beuls, the President and Chief Executive Officer of Millicom, beneficially owns 940 Class B Shares.

     Kinnevik beneficially owns 6,368,880 Class A Shares and 24,192,979 Class B Shares, or 29.4% of the Class A Shares and 19.3% of the Class B Shares. Invik beneficially owns 9,891,787 Class A Shares and 2,225,579 Class B Shares, or 45.6% of the Class A Shares and 1.8% of the Class B Shares. Given the size of its holdings in Kinnevik and Millicom, Invik could be deemed under the U.S. securities laws to control Kinnevik and Millicom and to be the beneficial owner of the Shares owned by Kinnevik and Millicom, although Invik, in accordance with Rule 13d-4 under the Exchange Act, disclaimed such beneficial ownership in its Report on Schedule 13D filed with the Securities and Exchange Commission on February 13, 2002.

     Item 5(b) of the Schedule 13D is amended and restated as follows:

     (b) Millicom’s power to vote and to dispose of the 8,968,414 Class B Shares it may be deemed to beneficially own are subject to the terms of the Securities Lending Agreement and the Deutsche Bank Share Pledge Agreement described in Item 6 below. E. Håkan Ledin and Marc Beuls have sole power to vote and to dispose of the Shares they beneficially own. Kinnevik and Invik have the power, directly or indirectly, to vote and dispose of the Shares they beneficially own.

     Item 5(c) of the Schedule 13D is hereby supplemented as follows:

     Except as disclosed in Item 6 below, Millicom has not and, after reasonable inquiry, does not believe that any of the persons listed in Item 2 (including on Schedule A hereto) has effected any transactions in the Class B Shares in the 60 days prior to the filing of this amendment to Schedule 13D.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Tele 2.

     Item 6 of the Schedule 13D is hereby supplemented as follows:

     The following descriptions of the Subscription Agreement dated July 18, 2003 among Millicom Telecommunications S.A. and Millicom International Cellular S.A. and Deutsche Bank AG London (the “Subscription Agreement”), the Securities Lending Agreement dated July 18, 2003 between Deutsche Bank AG London Branch and Millicom Telecommunications S.A. (the “Securities Lending Agreement”) and the Share Pledge Agreement dated July 18, 2003 between Millicom Telecommunications S.A. and Deutsche Bank AG London Branch (the “Deutsche Bank Share Pledge Agreement”) are qualified in their entirety by reference to copies of the full agreements, which are included herewith as Exhibits 5 through 7.

     Subscription Agreement

     On July 18, 2003, Millicom and Millicom Telecommunications entered into the Subscription Agreement for the sale, in an offering outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act of 1933, of 5% Fixed and Additional Rate Guaranteed Secured Mandatory Exchangeable Notes due 2006 (the “Notes”) of Millicom Telecommunications. The Notes are expected to be issued on or about August 7, 2003 and to mature on or about August 7, 2006. The Notes will be exchangeable into Class B Shares representing in the aggregate up to 8,968,400 of the 8,968,414 Class B Shares Millicom may currently be deemed to beneficially own. Depending upon the volume weighted average price of the Class B Shares (calculated in accordance with a specified formula) during certain periods prior to any exchange, Millicom could, at maturity or such earlier date as the Notes are redeemed in whole, retain beneficial ownership of up to approximately 23% of the 8,968,414 Class B Shares it may currently be deemed to beneficially own.

     The Notes may be exchanged either mandatorily by Millicom Telecommunications or voluntarily at the option of the Noteholders. Unless otherwise previously exchanged or purchased and canceled, each Note will be mandatorily redeemed by Millicom Telecommunications on the maturity date. Following an event of default under the Notes, Millicom Telecommunications shall redeem the Notes in whole but not in part. The Notes may be exchanged voluntarily at the option of the Noteholder (i) at any time during the period commencing on the 41st day following the date on which the Notes are issued and ending on the 20th trading day prior to the maturity date, (ii) at any time during a period of 60 days following the date on which notice of the occurrence of certain changes in tax law is given to the Noteholders and (iii) at any time during a period of 60 days commencing on the date that a notice of a takeover offer in respect of Tele2 is given to the Noteholders.

     The Notes will be constituted by a Trust Deed governed by English law. Millicom Telecommunications’ obligations in respect of the exchange of the Notes will be secured by, inter alia, (i) an assignment of all of Millicom Telecommunications’ rights pursuant to the Securities Lending Agreement, (ii) a pledge agreement and a first fixed charge over any Class B Shares redelivered to Millicom Telecommunications under the Securities Lending Agreement and (iii) a fixed charge over all other property delivered to Millicom Telecommunications under the Securities Lending Agreement.

     Securities Lending Agreement

     On July 18, 2003, Millicom Telecommunications also entered into the Securities Lending Agreement pursuant to which it agreed to lend to and delivered to Deutsche Bank AG London Branch on or about July 22, 2003 8,968,414 Class B Shares. Deutsche Bank AG London Branch may sell or on-lend the Class B Shares it has borrowed from Millicom Telecommunications under the Securities Lending Agreement, subject to compliance with applicable securities laws. Millicom Telecommunications may require Deutsche Bank AG London Branch to deliver to it Equivalent Securities (as defined in the Securities Lending Agreement) by providing requisite notice to Deutsche Bank AG London Branch, if (i) Millicom Telecommunications does not issue the Notes within 45 days from July 18, 2003, (ii) Millicom Telecommunications requires Equivalent Securities to satisfy its obligations from time to time upon exchange of the Notes by the holders thereof or (iii) certain bankruptcy-related events with respect to Deutsche Bank AG London Branch or certain defaults in the performance by Deutsche Bank AG London Branch of its obligations under the Securities Lending Agreement have occurred. Under the terms of the Securities Lending Agreement, Deutsche Bank AG London Branch has the right at any time to deliver to Millicom Telecommunications any and all Equivalent Securities due and outstanding under the Securities Lending Agreement.

     Under the terms of the Securities Lending Agreement, Millicom Telecommunications will not have the right to vote the Class B Shares, except to the extent that Deutsche Bank AG London Branch holds Class B Shares, Deutsche Bank AG London Branch has agreed to use its best endeavors to arrange for any Class B Shares it holds to be voted in accordance with Millicom Telecommunications’ instructions. Deutsche Bank AG London Branch has also agreed that if any dividends or other distributions are made in relation to the borrowed Class B Shares, it shall pay and deliver to Millicom Telecommunications a sum of money or property equivalent to such dividends or distributions. Under the terms of the Notes, Millicom Telecommunications will be required to pay to the Noteholders an amount equal to the amount of any cash dividend or distribution on the Class B Shares underlying the Notes.

     Deutsche Bank Share Pledge Agreement

     On July 21, 2003, Millicom Telecommunications repaid the aggregate principal amount outstanding under its bilateral agreement with Toronto-Dominion Bank, London Branch (the “Toronto-Dominion Facility”) with borrowings under a new facility agreement with Deutsche Bank AG London Branch (the “Deutsche Bank Bridge Facility”). In connection with the repayment of the Toronto-Dominion Facility, Toronto-Dominion Bank, London Branch released 6,184,293 Class B Shares pledged to secure such facility. The Deutsche Bank Bridge Facility was secured by (i) an assignment of all of Millicom Telecommunications’ rights pursuant to the Securities Lending Agreement and (ii) Class B Shares pledged from time to time under the Deutsche Bank Share Pledge Agreement upon redelivery of Class B Shares by Deutsche Bank pursuant to the Securities Lending Agreement. Millicom Telecommunications’ borrowings under the Deutsche Bank Bridge Facility are expected to be repaid from a portion of the proceeds of the issuance of the Notes. Millicom expects the security granted in respect of the Deutsche Bank Bridge Facility to be released following such repayment.

     Item 7. Materials to be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby supplemented as follows:

     Exhibit 5: Subscription Agreement dated 18 July 2003 among Millicom Telecommunications S.A. and Millicom International Cellular S.A. and Deutsche Bank AG London

     Exhibit 6: Securities Lending Agreement dated 18 July 2003 between Deutsche Bank AG London Branch and Millicom Telecommunications S.A.

     Exhibit 7: Share Pledge Agreement dated 18 July 2003 between Millicom Telecommunications S.A. and Deutsche Bank AG London Branch

     Annex A. Executive Officers and Directors.

     Annex A of the Schedule 13D is amended and restated in the form attached hereto.

SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 4, 2003

MILLICOM INTERNATIONAL CELLULAR S.A.

By	: /s/ John Ratcliffe

	Name:	John Ratcliffe
	Title:	Chief Financial Controller

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS

1. Millicom International Cellular S.A.

     The directors and executive officers of Millicom can be contacted c/o Millicom International Cellular S.A., 75 Route de Longwy, L-8080 Bertrange, Grand Duchy of Luxembourg.

Present Occupation
Name	Position in Millicom	or Employment	Country of Citizenship

Directors

E. Håkan Ledin	Chairman	Vice Chairman of the Board of	Sweden
Directors of Tele2 AB (1)

Vigo Carlund	Director	President and Chief Executive	Sweden
Officer of Industriförvaltnings
AB Kinnevik; Chairman of the
Boards of Directors of Metro
International S.A. (2), Transcom
Worldwide S.A. (3) and Korsnäs
AB (4); Director of Tele2 AB (1)

Ernest Cravatte	Director	Lawyer (5)	Luxembourg

Lars-Johan Jarnheimer	Director	President and Chief Executive	Sweden
Officer of Tele2 AB (1);
Director of Modern Times Group
MTG AB (6), Invik & Co. AB and
Arvid Nordquist AB

Daniel Johannesson	Director	Director of Millicom	Sweden

Raymond Kirsch	Director	President and Chief Executive	Luxembourg
Officer of Banque et Caisse
d’Epargne de L’Etat Luxembourg
(7)

Michel Massart	Director	Professor, Solvay Business	Belgium
School, Universite Libre de
Bruxelles (8)

Present Occupation
Name	Position in Millicom	or Employment	Country of Citizenship

Cristina Stenbeck	Director	Chairman of the Boards of	Sweden
Directors of Emesco AB and
Société Européenne de
Communication S.A.; Vice
Chairman of the Boards of
Directors of Metro International
S.A. (2), Invik & Co. AB and
Industriförvaltnings AB Kinnevik;
Director of Modern Times Group
MTG AB (6), Transcom
Worldwide S.A. (3) and Tele2 AB (1)

Present Occupation
Name	Position in Millicom	or Employment	Country of Citizenship

Executive Officers
(Who Are Not
Directors)

Marc Beuls	President and Chief	President and Chief Executive	Belgium
	Executive Officer	Officer of Millicom

Mikael Grahne	Chief Operating Officer	Chief Operating Officer of	Lebanon
Millicom

John Ratcliffe	Chief Financial Controller	Chief Financial Controller of	United Kingdom
Millicom

Won-Suck Song	Executive Vice President –	Executive Vice President –	Sweden
	Operations	Operations of Millicom

Judy Tan	Chief of Finance –	Chief of Finance – Global	Singapore
	Global Operations	Operations of Millicom

(1)	Tele2 AB is a telecommunications company offering fixed and mobile telephony, data network and Internet services. Its business address is Skeppsbron 18, S-103 13 Stockholm, Sweden.

(2)	Metro International S.A. is a newspaper publishing company organized under the laws of Luxembourg. The principal executive offices of Metro International S.A. are located at 75 Route de Longwy, L-8080 Bertrange, Luxembourg.

(3)	Transcom Worldwide S.A. is a Swedish provider of customer relations and call center services, including technical support, order/complaint handling, telemarketing and appointment booking. Its business address is
75 Route de Longwy, L-8080 Bertrange, Luxembourg.

(4)	Korsnäs AB, a subsidiary of Kinnevik, is a forestry, paperboard, and paper products and packaging company. Its business address is S-801 81 Gavle, Sweden.

(5)	Mr. Cravatte’s business address is 100 bd. de la Petrusse, L-2320 Luxembourg.

(6)	Modern Times Group MTG AB, a Swedish limited liability company, is a Scandinavian media business engaged in television broadcasting, radio, publishing, electronic retailing and media services activities. Its business office address is Skeppsbron 18, Box 2094, S-103 13 Stockholm, Sweden.

(7)	Banque et Caisse d’Epargne de L’Etat Luxembourg is a Swiss bank. Its business address is 1 Place de Metz, L-2954 Luxembourg.

(8)	The business address for the Solvay Business School is Avenue Franklin D. Roosevelt, 48 - CP 141 B - 1050, Brussels, Belgium.

2. Millicom Telecommunications S.A.

     The directors and executive officers of Millicom Telecommunications S.A. can be contacted c/o Millicom Telecommunications S.A., 75 Route de Longwy, L-8080 Bertrange, Grand Duchy of Luxembourg.

	Position in Millicom	Present Occupation
Name	Telecommunications	or Employment	Country of Citizenship

Directors

Jean-Claude Bintz	Director	Director of Millicom	Luxembourg
Telecommunications

Marc Beuls	Director	President and Chief Executive	Belgium
Officer of Millicom

John Ratcliffe	Director	Chief Financial Controller of	United Kingdom
Millicom

3. Industriförvaltnings AB Kinnevik

     The directors and executive officers of Industriförvaltnings AB Kinnevik can be contacted c/o Industriförvaltnings AB Kinnevik, Skeppsbron 18, Box 2094, S-103 13 Stockholm, Sweden.

Present Occupation
Name	Position in Kinnevik	or Employment	Country of Citizenship

Directors

Edvard Von Horn	Chairman	Chairman of the Boards of	Sweden
Directors of MSLA and Korsnäs
AB (1); self-employed farmer

Present Occupation
Name	Position in Kinnevik	or Employment	Country of Citizenship

Cristina Stenbeck	Vice Chairman	Chairman of the Boards of	Sweden
Directors of Emesco AB and
Société Européenne de
Communication S.A.; Vice
Chairman of the Boards of
Directors of Metro International
S.A. (2) and Invik & Co. AB;
Director of Modern Times
Group MTG AB (3), Transcom
Worldwide S.A. (4), Tele2 AB
(5) and Millicom International
Cellular S.A.

Ulf Spång	Director	Executive Vice-President and	Sweden
Chief Financial Officer of
Forsakringsaktiebolag Skandia
(6); President of Skandia
Kapitalforvaltning (7)

Thorbjorn Hallstrom	Employee Representative	Employee, Korsnäs AB (1)	Sweden
to the Board

Dag Tigerschiöld	Director	Director of MYDATA	Sweden
Automation AB (8), Investment
AB Oresund (9) and Axis
Communications AB (10);
Chairman of the Board of
Directors of LGP Telecom
Holdings AB (11)

Jan-Henrik Sandberg	Employee Representative	Employee, Korsnäs AB (1)	Sweden
to the Board

Bruce Grant	Director	President and Chief Executive	United States of America
Officer of Applied Value
Corporation (12); Director of
Metro International S.A. (2),
Korsnäs AB (1) and Transcom
Worldwide S.A. (4)

Stig Nordin	Director	Director of Modern Times	Sweden
Group MTG AB (3)

Wilhelm Klingspor	Director	Director of Invik & Co. AB; self-	Sweden
employed farmer

Anders Fällman	Director	President and Chief Executive	Sweden
Officer of Invik & Co. AB;
Director of Metro International
S.A. (2)

Present Occupation
Name	Position in Kinnevik	or Employment	Country of Citizenship

Deputy Members

Hans Wahlbom	Deputy Employee		Sweden
Representative

Kenneth Portin	Deputy Employee		Sweden
Representative

Executive Officers
(Who Are Not Directors)

Vigo Carlund	President and Chief	Chairman of the Boards of	Sweden
	Executive Officer	Directors of Metro International
S.A. (2), Transcom Worldwide
S.A. (4) and Korsnäs AB (1);
Director of Tele2 AB (5)

Mikael Larsson	Chief Financial Officer	Chief Financial Officer of	Sweden
Kinnevik

(1)	Korsnäs AB, a subsidiary of Kinnevik, is a forestry, paperboard and paper products and packaging company. Its business address is S-801 81 Gavle, Sweden.

(2)	Metro International S.A. is a newspaper publishing company organized under the laws of Luxembourg. The principal executive offices of Metro International S.A. are located at 75 Route de Longwy, L-8080 Bertrange, Luxembourg.

(3)	Modern Times Group MTG AB, a Swedish limited liability company, is a Scandinavian media business engaged in television broadcasting, radio, publishing, electronic retailing and media services activities. Its business office address is Skeppsbron 18, Box 2094, S-103 13 Stockholm, Sweden.

(4)	Transcom Worldwide S.A. is a Swedish provider of customer relations and call center services, including technical support, order/complaint handling, telemarketing and appointment booking. Its business address is
75 Route de Longwy, L-8080 Bertrange, Luxembourg.

(5)	Tele2 AB is a telecommunications company offering fixed and mobile telephony, data network and Internet services. Its business address is Skeppsbron 18, S-103 13 Stockholm, Sweden.

(6)	Forsakringsaktiebolag Skandia is an insurance and asset management company. Its business address is Sjobacken 1, 13150 Saltsjo-Duvnas, Sweden.

(7)	Skandia Kapitalforvaltning is a subsidiary of Forsakringsaktiebolag Skandia and is responsible for running its asset management business. Its business address is SE-103 50 Stockholm, Sweden.

(8)	MYDATA Automation AB is a supplier of network solutions. Its business address is Adolfsbergsvigen 11, SE-16866, Bromme, Sweden.

(9)	Investment AB Oresund is an asset management company. Its business address is Box 7621, S-10394 Stockholm, Sweden.

(10)	Axis Communications AB is a company that focuses on developing network solutions. Its business address is Scheelevagen 34, S-22363 Lund, Sweden.

(11)	LGP Telecom Holdings AB is a manufacturer of telecommunications products focused on mobile communications networks. Its business address is Kolonnvagen 22, P.O. 1178, SE-17123, Solna, Sweden.

(12)	Applied Value Corporation is a management consulting company. Its business address is 8 New England Executive Park, Burlington, MA 01803, USA.

4. Invik & Co. AB

     The directors and executive officers of Invik & Co. AB can be contacted c/o Invik & Co. AB, Skeppsbron 18, Box 2094, S-103 13 Stockholm, Sweden.

	Position in Invik &	Present Occupation	Country of
Name	Co.	or Employment	Citizenship

Directors

Johan Björkman	Chairman	Chairman of the Boards of	Sweden
Directors of Nordstjernan AB
(1), Skanditek
Industriförvaltning AB,
LjungbergGuppen AB (2) and
Tredje AP Fonden (3);
Director of BZ Gruppe
Holding AG and AB Persson
Invest

Cristina Stenbeck	Vice Chairman	Chairman of the Boards of	Sweden
Directors of Emesco AB and
Société Européenne de
Communication S.A.; Vice
Chairman of the Boards of
Directors of Metro
International S.A. (4) and
Industriförvaltnings AB
Kinnevik; Director of Modern
Times Group MTG AB (5),
Transcom Worldwide S.A. (6),
Tele2 AB (7) and Millicom
International Cellular S.A.

Viveca Ax:son Johnson	Director	Vice Chairman of	Sweden
Nordstjernan AB (1); Director
of Välinge Holding AB

Rickard Von Horn	Director	Director of Viking Telecom	Sweden
(8); self-employed
management consultant

Johan Klingspor	Director	Self-employed farmer	Sweden

	Position in Invik &	Present Occupation	Country of
Name	Co.	or Employment	Citizenship

Lars-Johan Jarnheimer	Director	President and Chief Executive	Sweden
Officer of Tele2 AB (7);
Director of Modern Times
Group MTG AB (5), Millicom
International Cellular S.A. and
Arvid Nordquist AB

Wilhelm Klingspor	Director	Self-employed farmer	Sweden

Executive Officers
(Who Are Not
Directors)

Anders Fällman	President and Chief	President and Chief Executive	Sweden
	Executive Officer	Officer of Invik & Co. AB;
Director of Metro
International S.A. (4)

(1)	Nordstjernan AB is an investment holding company with equity stakes in companies in the construction, engineering and information management businesses. Its business address is Stureplan 3, S-103 75 Stockholm, Sweden.

(2)	LjungbergGruppen AB is a real estate holding company. Its business address is Halsingegatan 47, Box 6474, 113 82 Stockholm, Sweden.

(3)	Tredje AP Fonden manages certain funds in the Swedish public pension system. Its business address is Vasagatan 11, Box 1176, 111 91 Stockholm, Sweden.

(4)	Metro International S.A. is a newspaper publishing company organized under the laws of Luxembourg. The principal executive offices of Metro International S.A. are located at 75 Route de Longwy, L-8080 Bertrange, Luxembourg.

(5)	Modern Times Group MTG AB, a Swedish limited liability company, is a Scandinavian media business engaged in television broadcasting, radio, publishing, electronic retailing and media services activities. Its business office address is Skeppsbron 18, Box 2094, S-103 13 Stockholm, Sweden.

(6)	Transcom Worldwide S.A. is a Swedish provider of customer relations and call center services, including technical support, order/complaint handling, telemarketing and appointment booking. Its business address is
75 Route de Longwy, L-8080 Bertrange, Luxembourg.

(7)	Tele2 AB is a telecommunications company offering fixed and mobile telephony, data network and Internet services. Its business address is Skeppsbron 18, S-103 13 Stockholm, Sweden.

(8)	Viking Telecom AB, an affiliate of Kinnevik, develops communication equipment. Its business address is Askims Verkstadsvag 4, SE-436 34, Askim, Sweden.